OSG	Overseas Shipholding Group Inc.
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666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 578 1839 Fax: 212 251 1170 E-mail: mitkin@osg.com	Myles R. Itkin Executive Vice President, Chief Financial Officer & Treasurer

June 30, 2011

Mr. Patrick Kuhn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.   20549

Re:	Overseas Shipholding Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-06479

Dear Mr. Kuhn:

I refer to the letter dated June 27, 2011 addressed to Overseas Shipholding Group, Inc. (“OSG”) from Lyn Shenk, Branch Chief, and to our conversation of yesterday.  As we discussed, we have agreed that OSG may reply to the letter of June 27, 2011 on or before July 26, 2011.

Sincerely yours,

/s/ Myles R. Itkin

Myles R. Itkin
Executive Vice President, Chief Financial Officer
   and Treasurer

cc:         Lyn Shenk
  James I. Edelson, Senior Vice President, General Counsel and Secretary
  Alan G. Himmelstein, Assistant General Counsel